2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

June 27, 2018

Via EDGAR Transmission

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Foundation Funds N-14 Prospectus/Information Statement

Dear Ms. Fettig:

On behalf of Delaware Group Foundation Funds (the "Registrant"), the following are the Registrant's responses to the additional comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") communicated with respect to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of Delaware Foundation Conservative Allocation Fund (the "Acquired Fund"), a series of the Registrant, into the Delaware Foundation Moderate Allocation Fund (the "Acquiring Fund"), also a series of the Registrant.  The Registration Statement was filed with the SEC on May 23, 2018. Each Staff comment is summarized below, followed by the Registrant's response to the comment.

1.	Comment: The consent dated May 23, 2018 is outdated. Updated consents are required after 30 days. Provide a new consent, dated within 5 business days of the filing.

Response: The requested change will be made in a pre-effective amendment.

2.	Comment: Quantify the repositioning of target securities as a percentage of the Acquired Fund's assets. Repositioning includes forced and planned sales.

Response: Due to certain foreign securities that cannot be transferred in-kind and to the Acquired Fund's more conservative investment strategy, a limited number of securities, which is currently anticipated to be less than 5% of the Acquired Fund's assets, may need to be sold in order to ensure that, post-reorganization, the Acquiring Fund does not exceed its strategic policy ranges for particular asset classes as described in the Funds'

Christine DiAngelo Fettig
June 27, 2018

Prospectus. The information relating to the possible securities sales in the footnote to the schedule of investments will be revised accordingly.

3.	Comment: In Footnote B to the Pro Forma Statement of Operations, explain the nature of the adjustments (footnote B).

Response: The transaction costs have been removed from the Pro Forma Statement of Operations.

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

cc:	Jonathan M. Kopcsik

Earthen Johnson
Macquarie Investment Management